767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 14, 2018

VIA EDGAR TRANSMISSION

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ceridian HCM Holding Inc.

Draft Registration Statement on Form S-1

Submitted January 12, 2018

CIK No. 0001725057

Dear Ms. Woo:

On behalf of our client, Ceridian HCM Holding Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 8, 2018. In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001725057) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Prospectus Summary, page 1

1.	Please expand your disclosure in the prospectus summary and in the Management’s Discussion and Analysis to discuss your plans to distribute your interest in LifeWorks to your existing shareholders. It appears that LifeWorks comprised 12% of your recurring revenue for the nine months ended September 30, 2017. Please explain the impact of the distribution to the company and to the shareholders in this offering. Tell us whether you intend to file the joint venture agreement as an exhibit to the registration statement.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 7 and 60 accordingly. In addition, the Company respectfully advises the Staff that it does not intend to file the LifeWorks joint venture agreement as the Company will not have any material continuing obligations under the LifeWorks joint venture agreement after the LifeWorks Disposition.

Overview, page 1

2.	When discussing your results of operations on page 2, you disclose HCM Adjusted EBITDA but do not disclose the corresponding GAAP measure. We note similar concerns with the discussion of HCM and LifeWorks segment results on pages 69 and 70. Revise to disclose the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 72, 73, 76, 77 and 82 accordingly to disclose and to reconcile the most directly comparable GAAP measure of operating profit.

Industry Background, page 2

3.	Please disclose the name and publication date of the International Data Corporation report to which you cite on pages 3 and 91 for statistics regarding the size and expected size of the global market for human capital management solutions.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 95 accordingly.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 3

Our Dayforce Solution, page 4

4.	To contextualize the discussion regarding your international presence and your opportunity to expand globally, please disclose the percentage of your “over 2.5 million users global users” who are based outside North America, as well as the percentage of total revenue that you derived from markets outside the United States and Canada for each fiscal year presented. With regard to the latter, we note your disclosure on page F-74 that 99% of total revenue for the fiscal years ended December 31, 2016, and December 31, 2015, was attributable to North America. Further, in the corresponding risk factor on page 29, disclose the percentage of total revenue that Canada has represented. Refer to Item 101(d)(1)(i)(C) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 5, 30 and 96 accordingly.

5.	We note that you believe Dayforce “delivers a superior return on investment” because payback is approximately 40% and 70% faster than your competitors for core HR functionality and workforce management, respectively. Please disclose how you define payback for the purpose of this comparison, and explain the methodology that was used to arrive at this conclusion, including whether you relied on any third-party sources or whether this was the product of independent analysis.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has relied on a third party source, G2 Crowd, for this customer-reported data. Customers reported a return on investment (“ROI”) on Dayforce Workforce Management of 8 months vs 25 months for a similar product delivered by Ultimate Software. Customers reported an ROI on Dayforce core human resources products of 15 months vs 25 months for a similar product delivered by ADP and 27 months for a similar product delivered by Ultimate Software. In addition, the Company respectfully advises the Staff that it has revised the disclosure on pages 5 and 96.

The Offering, page 10

6.	Please disclose the percentage of voting power that will be collectively held by executive officers, directors, and the Sponsors following this offering. Further, on the cover page, clarify why you will be a “controlled company” by identifying the Sponsors and disclosing their collective voting power after the closing of the offering.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 4

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on the cover page and page 11 accordingly.

7.	On page F-75, you disclose that the Junior and Senior Preferred Stock automatically convert to common stock in the event of an initial public offering. Please revise your disclosures regarding the number of shares of common stock outstanding after this offering to disclose the automatic conversion of all preferred stock outstanding. In addition, include the impact of the automatic conversion in your pro forma disclosures of Capitalization on page 53.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 12, 16, 54, 55, F-25, F-26, F-80 and F-81 accordingly.

Summary Historical Consolidated Financial and Other Data, page 12

8.	On page 6, you disclose that contemporaneous with this offering, you intend to distribute the company’s interest in LifeWorks to existing shareholders. Please revise to disclose the pro forma impact of this distribution on your financial statements, or advise. Refer to Rule 11-01(a)(4) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 7, 16, 54, 55, and 60.

9.	We note that the reconciliation to HCM Adjusted EBITDA on page 14 and the reconciliation to LifeWorks Adjusted EBITDA on page 79 begin with consolidated Net loss. Please revise to reconcile from the most directly comparable financial measure calculated in accordance with GAAP, which in this case would be the measure of segment profit/loss as disclosed in your segment footnote disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 14, 15, 72, 73, 76, 77, and 82 accordingly to reconcile HCM Adjusted EBITDA with the most directly comparable GAAP measure, HCM Operating Profit, which is consistent with our table in the segment footnote disclosure on pages F-24 and F-77.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 5

10.	Please revise footnote (b) to address how HCM EBITDA from continuing operations and HCM Adjusted EBITDA margin % are useful to investors. In addition, describe how you arrive at HCM Adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in footnote (b) on pages 14, 15, 64 and 65 to expand the description of how HCM Adjusted EBITDA and Adjusted EBITDA margin are useful to investors and how HCM Adjusted EBITDA and Adjusted EBITDA margin are calculated.

Use of Proceeds, page 51

11.	We note that a portion of the net proceeds from this offering will be used for the repayment of a portion of your outstanding debt and general corporate purposes. Please specify the debt that will be the subject of this repayment, and disclose the interest rate and maturity of such debt or provide a cross reference to the Description of Material Indebtedness section of the prospectus. Further, to the extent known, please provide the amount that you will use to repay debt, and clarify the “general corporate purposes” for which the remainder of the net proceeds in this offer is intended to be used. In this regard, we note your disclosure in the second risk factor on page 41 that you will repay a certain amount of the outstanding principal under your Senior Term Loan. This section does not require disclosure of definitive plans, and it is acceptable to discuss preliminary plans. Refer to Item 504 of Regulation S-K and Instructions 4 and 7 to Item 504. Please also revise the corresponding disclosure in the prospectus summary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure related to the risk factor on page 42 accordingly. In addition, the Company respectfully advises the Staff that it will disclose the intended use of proceeds of the offering in accordance with Item 504 of Regulation S-K in a subsequent amendment when it has determined the estimated amount of the proceeds and the use of proceeds. The Company understands that the Staff may issue additional comments after reviewing the revised disclosure.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 6

Dilution, page 54

12.	Please revise to disclose the pro forma assumptions used to arrive at pro forma net tangible book value.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 55 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors and Trends Affecting Our Results of Operations

Growing our Dayforce Customer Base, page 60

13.	To the extent you anticipate that your pursuit of international customers may cause a material change in the relationship between costs and revenue, please discuss the expected change and how it might impact your expectation for profitability in the next few years. Please address any material challenges in connection with your plans to engage local vendors internationally. In addition, as it appears that your recent agreement with Microsoft to integrate Dayforce with Dynamics 365 is expected to substantially increase the number of customers based in North America and other markets in the current fiscal year, please expand your discussion to address any material opportunities, challenges, and risks associated with such known trend. Refer to Item 303(a) of Regulation S-K and Section III of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 61 accordingly. In addition, the Company respectfully advises the Staff that its relationship with Microsoft is a new referral arrangement and the Company has only recently begun the process of establishing pricing and volume expectations. The Company views relationships with third parties such as Microsoft as opportunities for additional sales and, since they are referral arrangements, any new customers obtained from such arrangements have similar costs and revenues to our existing customers. The Company does not believe that there are any known trends in terms of result or risks from this relationship that would require disclosure at this time.

14.

We note that your customer base ranges from “mid-sized regional businesses to large, global multi-nationals” and that your expansion opportunity “is particularly strong in the enterprise segment.” Please disclose the number of existing Dayforce

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 7

customers, including not only those that are live but also those that are or will be undergoing implementation; a quantitative breakdown of your customer base by size (e.g., mid-market and enterprise); and the number or percentage of users attributable to each type of customer. In this regard, we note your disclosure suggests that a higher proportion of your user base may be attributable to mid-sized businesses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 61 to disclose additional information about its Dayforce customers. The Company also provided information on the percentage of active customer employees, or users, by customer size. The Company believes that breakdown of the number of customers by customer size is less relevant due to the wide range in number of users for each customer within the customer size range.

15.	Please provide the number of Bureau customers, as well as the number of those customers that converted to your Cloud solutions, as of the end of each fiscal year presented. Explain how conversion of these customers has compared with your desired conversion percentage, as referenced in the second risk factor on page 17. For each period presented, quantify the extent to which the Cloud revenue represented by converted Bureau customers was attributable to “increased product density.” Further, to the extent material to an understanding of your conversion opportunity, please provide a quantitative breakdown of your existing Bureau customer base by size (e.g., small business, mid-market, and enterprise).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 62 accordingly. The Company has considered the Staff’s request to provide the number of customers that have migrated to our Cloud solutions. The Company believes that the customer metric requested by the Staff would be misleading due to the variability of the number of users and revenue from such customers and believes that its existing disclosure of the percentage of the Cloud revenue from Bureau customer migrations in each period is a more relevant metric. The Company also respectfully advises the Staff that it has deleted references to a desired conversion percentage as it seeks to convert as many Bureau customers that are suitable for migration as possible, see page 19, and the Company has not provided a quantitative breakdown of existing Bureau customers by size as it does not believe that the size of the customer is material to an understanding of the conversion opportunity.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 8

How We Assess Our Performance, page 61

16.	We note that you calculate your Annual Cloud revenue retention rate and Cloud annualized recurring revenue metrics on an annual basis. Please revise to describe how you monitor and evaluate your business throughout the year, including the operating or financial metrics that management uses. Refer to Section III.B of SEC Release 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that throughout the year it uses Annual Cloud Revenue Retention Rate and Cloud Annualized Recurring Revenue (ARR), in conjunction with monitoring cloud recurring revenue, specifically as between Dayforce and Powerpay, the number of live Dayforce customers, as well as tracking to individual implementation projects. The Company makes assumptions for Annual Cloud Revenue Retention and Cloud Annualized Recurring Revenue for budget purposes, and tracks its progress toward those assumptions throughout the year. The Company has revised the disclosures on page 64 accordingly.

17.	On page 59, you disclose that as the proportion of Dayforce customers that have been live for more than two years increases you related profitability increase. Please tell us whether management uses any customer life metrics, cohort analyses, or monitors the proportion of customers that have been live for more than two years. If so, revise to disclose any such metrics you use in managing your business. Refer to Instruction 1 to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it monitors the number of live Dayforce customers and the proportion of Dayforce customers that have been live for more than two years. The Company has revised the disclosure on page 61 in response to the Staff’s comment accordingly.

18.	With regard to the Live Dayforce Customers metrics, please revise to separately quantify, if determinable, the increase in customers that was attributable to the migration of Bureau customers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the disclosure of revenue associated with migrating customers and the percentage such revenue represented of the increase in Cloud revenue is a more meaningful metric than the number of customers due to the variability in the size of Bureau customers and the number of users of each Bureau customer.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 9

Results of Operations

Nine Months Ended September 30, 2017 Compared With Nine Months Ended September 30, 2016

Revenue, page 67

19.	On page 63, you disclose that new customers and add-on sales to Dayforce customers primarily made up 73% of the increase in Cloud revenue. When a material change is attributable to two or more factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise to describe and quantify the factors that resulted in the increase in Cloud revenue. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 2, 66, and 93 accordingly.

20.	With regard to Powerpay revenues, to the extent that the volume of “processes” materially impacts changes in revenue, please separately discuss the impact volume fluctuations had on Cloud revenues for the period presented. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that after a review of the volume of Powerpay processes during 2015, 2016 and 2017, the resultant impact on changes in revenue was not material, representing less than one percent each year. The growth in Powerpay revenue was primarily due to improvements in retention rates, new business sales growth, and price increases.

21.	You disclose that you calculate the percentage change in revenue on a constant currency basis by applying a consistent foreign exchange rate to revenues originally booked in currencies other than U.S. dollars. Please revise to clarify which period’s exchange rate is used. Refer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 70 and 75 accordingly.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 10

Cost of revenue, page 67

22.	We note your disclosure of cost of revenues and gross profit excluding the changes for allocation methodologies as well as the “2016 Pro Forma” disclosures on page 69. In light of your disclosure on page F-7 that amounts previously reported have been revised to the current year presentation, it is unclear to us why the aforementioned disclosures are provided. Please advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that current year changes to allocation methodologies of certain costs, primarily technology, facilities and finance related costs, were considered changes in estimates and therefore prior periods have not been revised. As such, pro forma presentation of the effect of these changes in estimates has been included for certain amounts to facilitate comparisons to prior periods.

Additionally, during 2017, the Company changed the presentation and classification of certain revenues and expenses as outlined below. These changes in presentation and classification represent a change in accounting policy for the Company. Amounts previously reported in the Company’s consolidated statements of operations have been revised to conform to the current year presentation. These revised classifications had no effect on previously reported total revenue and net losses attributable to Ceridian.

The 2015 and 2016 annual financial statements have been subsequently re-issued to the users after reclassifications, therefore, the related disclosure will no longer be included when 2017 annual financial statements are included in the registration statement.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 11

HCM Segment Results, page 69

23.	Please revise the disclosures here and on page 70 to prominently disclose and discuss the GAAP segment measures presented in your segment financial statement footnote. Also, explain to us your basis for disclosing segment net (loss) income, income tax expense, and discontinued operations amounts, which are not included in your segment footnote disclosure, and clarify how these measures are derived.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 72, 73, 76 and 77 to reconcile HCM Adjusted EBITDA to the Company’s GAAP segment measure of HCM operating profit.

Liquidity and Capital Resources, page 75

24.	Please revise to discuss your liquidity management related to investments in available for sale securities and the availability of capital resources in order to satisfy customer fund obligations. In this regard, we note you hold a significant portion of investments with maturities extending beyond one year.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 79, F-12 and F-50 to add a discussion of our liquidity management related to investments in available for sale securities and the availability of capital resources to satisfy customer fund obligations.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 84

25.	Please revise to briefly describe the methods that management used to determine the fair value of your common stock and the nature of the material assumptions involved. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 88 accordingly.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 12

Recently Issued Accounting Pronouncements, page 86

26.	Your disclosure that management has not concluded on when the new revenue standard will be adopted is inconsistent with your disclosures on pages F-8 and F-40. Please revise to disclose when you intend to adopt this standard, and ensure that your disclosures are consistent throughout the filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-8 and F-44 to clarify that the Company has not concluded when the new standard will be adopted.

27.	Please revise to describe the expected impact of adopting the guidance of ASU 2016-18. Refer to SAB Topic 11.M.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed ASU 2016-18 and SAB Topic 11.M, and consistent with the Company’s responses to the Comment 24 and Comment 37, the Company does not have restricted cash and therefore believes that no further disclosure is required.

Business, page 88

28.	On page 26, you disclose that your contracts are generally non-cancelable by the customer. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 2 and 93 to disclose the amount of firm backlog for each year-end.

Executive and Director Compensation

Director Compensation, page 116

29.	Please disclose whether the fees to be paid to certain of your non-employee directors following this offering will be governed by a plan adopted by the board. If so, file a copy of the plan as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 13

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has yet to determine if it will adopt a non-employee director compensation plan. Should the Company determine that it intends on adopting such a plan, the Company will include an updated disclosure and file a copy of such plan in accordance with Item 601(b)(10(iii)(A) of Regulation S-K in a subsequent amendment. The Company understands that the Staff may issue additional comments after reviewing any revised disclosure.

Certain Relationships and Related Party Transactions

Service and Vendor Related Agreements, page 123

30.	Please revise this disclosure to distinguish between your Sponsors, and describe the types of services that you receive pursuant to these agreements. Refer to Item 404(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 129 accordingly.

31.	We note your disclosure on page II-2 regarding unregistered shares of preferred stock that were indirectly sold to your Sponsors and unregistered shares of common stock that were sold to “members of your management.” Please disclose these transactions pursuant to Item 404(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 130 accordingly.

Description of Capital Stock, page 129

32.	Please disclose the number of shares of common stock that are subject to outstanding options and restricted stock units, including those that will underlie options and restricted stock units issued in connection with this offering, or provide a cross reference to the corresponding risk factor disclosure on page 45. In this regard, we note that while the risk factor indicates that it will contain this information with respect to existing options, there is no indication that it will address the restricted stock units that are currently outstanding. Revise accordingly. In addition, if true, revise the disclosure on page 11 to state that the number of shares of common stock outstanding after this offering excludes the number of shares subject to unvested restricted stock units.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 46 and 135 accordingly.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 14

Unaudited Interim Condensed Consolidated Financial Statements

Note 11. Share-Based Compensation, page F-17

33.	Please provide us with a breakdown of all share-based compensation awards granted in fiscal year 2017 through the date of effectiveness and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company acknowledges the Staff’s comment and respectfully has set forth in the table below the share-based compensation awards granted by the Company under the HCM 2013 SIP since January 1, 2017. As shown in the table below, there were no significant fluctuations in the fair values from period-to-period.

Grant Date	Type of Award	Number of Shares Underlying the Awards	Fair Value of the Underlying Common Shares
March 20, 2017	Term-Based Stock Options	2,500,000	$8.60
March 20, 2017	Restricted Stock Units	1,000,000	$8.60
March 28, 2017	Term-Based Stock Options	241, 776	$8.60

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 15

March 31, 2017	Term-Based Stock Options	60,000	$8.60
April 27, 2017	Term-Based Stock Options	733,700	$8.60
June 22, 2017	Term-Based Stock Options	350,500	$8.86
June 30, 2017	Term-Based Stock Options	65,000	$8.86
September 22, 2017	Term-Based Stock Options	72,500	$9.14
September 29, 2017	Term-Based Stock Options	85,000	$9.14
December 20, 2017	Term-Based Stock Options	313,486	$9.52
December 21, 2017	Term-Based Stock Options	137,500	$9.52

Consolidated Financial Statements

Consolidated Statements of Operations, page F-27

34.	Please revise to present loss per share disclosures in your historical financial statements. Refer to ASC 260-10-45.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages F-3, F-25, F-26, F-30, F-80 and F-81 accordingly.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 16

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-37

35.	Please revise to describe the key provisions of your recurring services contractual arrangements, including the typical term of the arrangements. Disclose any acceptance, termination, or service level commitments provisions as well as how such provisions impact on your revenue recognition. Refer to ASC 605-25-50-2(d).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-41 accordingly.

36.	Please revise to disclose the general timing of revenue recognition for significant professional services. Refer to ASC 605-25-50-2(g).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-41 accordingly.

Note 6. Customer Trust Funds, page F-46

37.	Please revise to describe the restrictions applicable to the customer trust fund assets that are held for the purposes of satisfying customer obligations. Refer to Rule 5-02(1) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 79, F-12 and F-50 accordingly.

Note 18. Financial Data by Segment and Geographic Area

Segments, page F-72

38.	You disclose that segment performance is based on operating income or income (loss) before interest expense and income taxes. However, in the table on page F-73, you disclose (Loss) income from continuing operations before income taxes, which appears to include interest expense. Please revise to clearly disclose and quantify your primary measure of segment profit or loss.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-73 in accordance with the Staff’s comment to remove interest expense and income (loss) from continuing operating before income taxes to clearly disclose the primary measure of segment profit.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 17

Geographic and Customer Information, page F-74

39.	Please revise to disclose revenues and long-lived assets for the United States, your country of domicile. Also, separately disclose revenues attributed to an individual foreign county if material. Refer to ASC 280-10-50-41.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages F-24 and F-78 accordingly.

General

40.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, to date, no written communications have been made in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that in the event any such written communications are made, it will provide copies of such written communications to the Staff supplementally.

41.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will supplementally provide to the Staff any graphics and artwork that the Company intends to use in the prospectus.

Ms. Woo Securities and Exchange Commission February 14, 2018 Page 18

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.